FILED UNDER RULE 433

FILE NO. 333-161712

SUNTRUST BANKS, INC.

TERM SHEET

$1,000,000,000 3.60% Senior Notes due 2016

Issuer:	SunTrust Banks, Inc. (“SunTrust”).

Securities:	Fixed Rate Senior Notes

Ratings:	Baa1 / BBB / BBB+ (Moody’s / S&P / Fitch). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Issue Size:	$1,000,000,000

Trade Date:	March 21, 2011

Settlement Date:	March 24, 2011

Maturity Date:	April 15, 2016

Treasury Benchmark:	2.125% due February 29, 2016

Treasury Yield:	2.008%

Spread to Treasury:	+160 bps

Re-offer Yield:	3.608%

Coupon:	3.600%

Interest Payment Dates:	Semiannually in arrears on April 15 and October 15 of each year beginning on October 15, 2011.

Optional Redemption
Provisions:	The notes will not be subject to redemption at SunTrust’s option at any time prior to March 15, 2016 (one month prior to the maturity date). At any time on or after March 15, 2016, the notes may be redeemed at SunTrust’s option at a redemption price equal to 100% of the principal amount of the notes plus accrued interest thereon to the date of redemption.

Ranking:	The notes will be senior unsecured indebtedness of SunTrust and rank equally with SunTrust’s other senior unsecured indebtedness and will be effectively subordinated to SunTrust’s secured indebtedness and indebtedness of SunTrust’s subsidiaries.

Use of Proceeds:	If permitted to do so, SunTrust expects to fund with the proceeds of this offering together with the proceeds from its concurrent common stock offering and other funds the repurchase of all 35,000 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series C and all of the 13,500 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series D issued to the United States Treasury under its Capital Purchase Program established by the United States Treasury as part of its Troubled Asset Relief Program as authorized by the Emergency Economic Stabilization Act of 2008.

Denominations:	Minimum denominations of $5,000 and integral multiples of $1,000 in excess thereof

Price to Public:	99.961%

Listing:	None

CUSIP / ISIN:	867914BD4 / US867914BD43

Joint Book-Runners:	SunTrust Robinson Humphrey, Inc. Barclays Capital Inc.

Co-Managers:	UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 or Barclays Capital Inc. at 1-888-603-5847.